United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs increase of relevant shareholding ownership

Rio de Janeiro, March 20th, 2019 — Vale S.A (“Vale”) informs, pursuant to Article 12, caput, of Rulling 358 of 01/03/2002, issued by the Brazilian Securities Commission (“CVM”), as subsequently amended, that Capital Research Global Investors (“CRGI”), an independent investment division of Capital Research and Management Company, a company organized and existing under the laws of the United States of America, headquartered at 333, South Hope Street, Los Angeles, California 90071, United States of America, as holding company of overseas investment management companies and legally represented in Brazil by J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, registered with the CNPJ/MF under no 33.851.205/0001-30 and Citibank DTVM S.A., registered with the CNPJ/MF under no 33.868.597/0001-40, increased the number of common shares issued by Vale and  now manages a total of 265,599,956 common shares issued by Vale, representing 5.03% of this type of share.

In addition to the above-mentioned equity participation, Capital International Investors and Capital World Investors, as independent divisions of investments of Capital Research and Management Company manages, respectively, 14,405,939 common shares and 205,843,039 common shares issued by Vale, corresponding to, respectively, 0.27% and 3.90% of this type of share.

CRGI also stated that: (i) it is a minority investment that does not alter the control or the administrative structure of Vale; (ii) there is not, at this time, a specific quantity of shares issued by Vale being targeted by CRGI; (iii) there are no other securities or derivatives referenced to such shares held directly or indirectly by CRGI or person or persons attached to it; (iv) there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale where CRGI or a related party are involved.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 20, 2019		Director of Investor Relations